

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 27, 2010

<u>VIA INTERNATIONAL MAIL AND US FAX (212) 833-6938</u>

Mr. Nobuyuki Oneda
Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku,
Tokyo, Japan 108-0075

>   Re: Sony Corporation
>   Form 20-F for the Fiscal Year Ended March 31, 2009
>   Filed June 23, 2009
>   File No. 1-06439

Dear Mr. Oneda:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cash Flows, page 67</u>
<u>Liquidity Management and Market Access, page71</u>

1. Refer to your disclosures on page 67 regarding "net cash provided by operating activities and used in investing activities combined" excluding the Financial Services segment and on page 71 regarding "free cash flow generated from business operations." In future filings, please expand your disclosure regarding the relevance of these measures, explaining how investors should use these measures to evaluate your liquidity. Additionally, you should disclose any limitations on the use of these measures by investors.

2. Additionally, since we consider free cash flow to be a non-GAAP measure of liquidity, you must reconcile it to the most closely comparable GAAP measure. Please see question 15 of

our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise your future filings accordingly. .Further, you should state that your measure may not be comparable to similarly titled measures reported by other companies.

Please provide us your proposed disclosures.

Issues Facing Sony and Management's Response to these Issues, page 74

3. We note that as of April 1, 2009, you implemented a major reorganization through the strategic integration of the electronics and games businesses. Tell us if the reorganization resulted in a reassignment of goodwill to certain reporting units and what your basis was for reassigning goodwill to reporting units affected.

Goodwill and Other Intangible Assets, page 81

4. We note that a hypothetical 10% decrease in the fair value of a reporting unit in the Pictures segment would cause it to fail step one of the goodwill impairment test. Also we note that the Game segment has incurred operating losses during each of the last three years,. In this regard, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your goodwill impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test
- Amount of goodwill allocated to the unit
- Description of the methodology used to determine fair value
- Description of key assumptions used and how the key assumptions were determined
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Please provide us your proposed disclosures.

Consolidated statements of cash flows, page F-8

5. Please provide us a reconciliation for the differences between the line item "Equity in net (income) losses of affiliated companies, net of dividends" and the similar line item in the Consolidated statements of income for all years presented.

6. Transfer of financial assets, page F-32

6. Please provide the disclosures required in paragraph 17(h)(4) of SFAS 140.

9. Goodwill and intangible assets, page F-36

7. Tell us the nature of "other charges" in the amount of 14,144 million yen in the All Other segment. If this consists primarily of translation adjustments, tell us why it is significantly more than those of other segments.

8. We note that in connection with the acquisition of SME, you recorded restructuring accruals of 11,617 million yen related to SME restructuring activities, the substantial majority of which occurred *prior to the acquisition*. Tell us the nature of the exit activity or contractual obligation that resulted in the incurrence of these restructuring accruals as of the acquisition date.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  · the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  · staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Associate Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

       Sincerely,

       Larry Spirgel
       Assistant Director